Mail Stop 0407

      							June 13, 2005

Via U.S. Mail and Fax (570-414-0517)
Mr. Ronald Ricciardi
President and Chief Executive Officer
FBO Air, Inc.
9087 E. Charter Oak
Scottsdale, AZ  85260

	RE:	FBO Air, Inc.
      Form 10-KSB for the Fiscal Year ended December 31, 2004
		Filed March 29, 2005

      Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 333-56046

Dear Mr. Ricciardi:

      We have reviewed your supplemental response letter dated
June
1, 2005 as well as your amended filing and have the following comments. As noted in our comment letter dated May 9, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2004

General

1. In our prior comment letter dated May 9, 2005, we requested that the Company provide, in writing, a statement acknowledging that

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
*
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please furnish the requested statement in your response.

Item 8A.  Controls and Procedures, page A-6

2. We note your disclosure that "[t]here have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2004." Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that except as you described above, there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter ended December 31, 2004 and your first fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Note 10 - Convertible Notes, page 14

3. We note that on March 31, 2005, the holders converted the entire
$400,000 convertible notes into 4,018,375 shares of common stock.
Tell us how you considered Issue 7 of EITF 00-27 with regard to beneficial conversion feature for these convertible notes.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Ronald Ricciardi
FBO Air, Inc.
June 13, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE